Filed Pursuant To Rule 433
Registration No. 333-254134
January 8, 2025

WisdomTree
Bitcoin Fund

BTCW

All Data As of 09/30/2024

Fund Overview

The WisdomTree Bitcoin Fund is an exchange-traded fund* whose investment objective is to gain exposure to the price of bitcoin, less expenses and liabilities, by holding bitcoin. The Fund will generally value its shares daily using an independently calculated value based on an aggregation of executed trade flow of major bitcoin spot exchanges.

Why BTCW?

- Gain exposure to movements in the price of bitcoin
- Use to complement exposures to traditional asset classes, like equities and bonds, with an exposure that may move differently as economic and market conditions change.

Fund Information

Ticker Symbol	BTCW
Inception Date	01/11/2024
Gross Expense Ratio	0.25%
Net Expense Ratio	0.25%
CUSIP	97720F101
Net Assets ($mm)	$234.92

The WisdomTree Bitcoin Fund is not a fund registered under the Investment Company Act of 1940, as amended ("1940 Act"), and is not subject to regulation under the 1940, unlike most exchange traded products or ETFs. The WisdomTree Bitcoin Fund is also not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and the sponsor is not subject to regulations by the Commodity Futures Trading Commission as a commodity pool operator or commodity trading advisor. The WisdomTree Bitcoin Fund's shares are neither interests in nor obligations of the sponsor or the trustee or any of their affiliates.

The WisdomTree Bitcoin Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the WisdomTree Bitcoin Fund has filed with the SEC for more complete information about the WisdomTree Bitcoin Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the WisdomTree Bitcoin Fund will arrange to send you the prospectus if you request it by calling toll free at 1-866-909-9473.

Bitcoin and, accordingly, the WisdomTree Bitcoin Fund, which holds bitcoin, are highly speculative and involve a high degree of risk, including the potential for loss of the entire investment. An investment in the WisdomTree Bitcoin Fund involves significant risks (including the potential for quick, large losses) and may not be suitable for all shareholders. See our Important Risk Information for more details.

Performance
Average Annual Total Returns as of 09/30/2024

Name	QTR	YTD	1-Year	3-Year	5-Year	10-Year	Since Fund Inception
BTCW NAV Returns	5.04%	38.19%	N/A	N/A	N/A	N/A	38.19%
BTCW Market Price Returns	5.83%	38.25%	N/A	N/A	N/A	N/A	38.25%

Performance of less than one year is cumulative. You cannot invest directly in an index.

Performance is historical and does not guarantee future results. Current performance may be lower or higher than quoted. Investment returns and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance data for the most recent month-end is available at wisdomtree.com/investments.

WisdomTree shares are bought and sold at market price (not NAV) and are not individually redeemed from the Fund. Total Returns are calculated using the daily 4:00pm EST net asset value (NAV). Market price returns reflect the midpoint of the bid/ask spread as of the close of trading on the exchange where Fund shares are listed. Market price returns do not represent the returns you would receive if you traded shares at other times.

WisdomTree.com/investments

WisdomTree

BTCW WisdomTree.com/investmentsWisdomTreeBitcoin Fund Important Risk Information This information must be preceded or accompanied by a prospectus, click here to view or download prospectus. We advise you to consider the fund's objectives, risks, charges and expenses carefully before investing. The prospectus contains this and other important information about the fund. Please read the prospectus carefully before you invest.Bitcoin and, accordingly, the WisdomTree Bitcoin Fund, which holds bitcoin, are highly speculative and involve a high degree of risk, including the potential for loss of the entire investment. An investment in the WisdomTree Bitcoin Fund involves significant risks (including the potential for quick, large losses) and may not be suitable for all shareholders. You should carefully consider whether your financial condition permits you to invest in the WisdomTree Bitcoin Fund and you should be willing to accept more risk than may be involved with other exchange traded products or ETFs that do not hold bitcoin.Bitcoin Risk. Extreme volatility of trading prices that many digital assets, including bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value. The value of the Shares is dependent on the acceptance of digital assets, such as bitcoin, which represent a new and rapidly evolving industry. Digital assets such as bitcoin were only introduced within the past two decades, and the medium-to-long term value of the Shares is subject to a number of factors relating to the capabilities and development of blockchain technologies and to the fundamental investment characteristics of digital assets. Regulatory changes or actions may affect the value of the Shares or restrict the use of bitcoin, mining activity or the operation of the Bitcoin Network or the Digital Asset Markets in a manner that adversely affects the value of the Shares. Digital Asset Platforms may experience fraud, business failures, security failures or operational problems, which may adversely affect the value of bitcoin and, consequently, the value of the Shares.There can be no assurance that the fund will achieve its investment objective.An investment in the Fund carries with it the inherent risks associated with investments in bitcoin, the trading price for which have exhibited high levels of volatility and may continue to do so. Because of such volatility, Shareholders could lose all or substantially all of their investment in the Fund..Foreside Funds Services, LLC, is the Marketing Agent for the WisdomTree Bitcoin Fund (BTCW).Neither WisdomTree, Inc., nor its affiliates, nor Foreside Fund Services, LLC, or its affiliates provide tax advice. All references to tax matters or information provided on this site are for illustrative purposes only and should not be considered tax advice and cannot be used for the purpose of avoiding tax penalties. Investors seeking tax advice should consult an independent tax advisor.